                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                               (Amendment No. 1)*
                                       of
                           Tweedy, Browne Company LLC


                                  SCHEDULE 13D
                               (Amendment No. 1)*
                                       of
                               TBK Partners, L.P.




                    Under the Securities Exchange Act of 1934

                         OIL-DRI CORPORATION OF AMERICA
                                (Name of Issuer)


                     Common Stock, Par Value $.01 per Share
                         (Title of Class of Securities)

                                    677864100
                                 (CUSIP Number)


                                 John D. Spears
                              52 Vanderbilt Avenue
                            New York, New York 10017
                                 (212) 916-0600
                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)


                                 August 4, 1999
             (Date of Event which Required Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all the provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
CUSIP No.  677864100
--------------------------------------------------------------------------------
(1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons Tweedy,Browne Company LLC ("TBC")
 -------------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                        (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
(3)  SEC Use Only

--------------------------------------------------------------------------------
(4)  Source of Funds (See Instructions)
         00
--------------------------------------------------------------------------------
(5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
     (2)(d) or 2(e)                                                         [ ]
--------------------------------------------------------------------------------
(6)  Citizenship or Place of Organization
      Delaware

--------------------------------------------------------------------------------
                    (7)  Sole Voting Power
                     TBC has sole voting power with respect to 470,012 shares held in TBC accounts (as hereinafter defined). Additionally, certain of the Members of TBC may be deemed to have sole power to vote certain shares as more fully set forth herein.

Number of Shares    ------------------------------------------------------------
Beneficially        (8)  Shared Voting Power
Owned by Each
Reporting Person     0 shares
With                ------------------------------------------------------------
                    (9)  Sole Dispositive Power
                     0 shares, except that certain of the members of TBC may be deemed to have sole power to dispose of certain shares as
                     more fully set forth herein.
                    ------------------------------------------------------------
                    (10) Shared Dispositive Power
                     474,245 shares held in accounts of TBC (as hereinafter
                     defined).
--------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

      474,245 shares
--------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                     [x]

--------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
      8.67%
--------------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)
      BD, IA & 00
      --------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No.  677864100
--------------------------------------------------------------------------------
(1)  Names of Reporting Persons I.R.S. Identification Nos. of Above Persons
      TBK Partners, L.P. ("TBK")
--------------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                        (a) [ ]
                                                                        (b) [x]
--------------------------------------------------------------------------------
(3)  SEC Use Only


--------------------------------------------------------------------------------
(4)  Source of Funds (See Instructions)
      WC and BK
--------------------------------------------------------------------------------
(5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
     (2)(d) or 2(e)                                                         [ ]

--------------------------------------------------------------------------------
(6)  Citizenship or Place of Organization
         Delaware

--------------------------------------------------------------------------------
                    (7)  Sole Voting Power

                         14,655 shares, except that the general partners in TBK, solely by reason of their positions as such, may be deemed to have shared power to vote these shares.

Number of Shares    ------------------------------------------------------------
Beneficially        (8)  Shared Voting Power
Owned by Each            0 shares
Reporting Person
With                ------------------------------------------------------------
                    (9)  Sole Dispositive Power
                         14,655 shares, except that the general partners in TBK,
                         solely by reason of their positions as such may be
                         deemed to have shared power to vote these shares.
                    ------------------------------------------------------------
                    (10) Shared Dispositive Power
                         0 shares
--------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

      14,655 shares
--------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                     [ ]

--------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
      0.27%

--------------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)
      PN
--------------------------------------------------------------------------------

PRELIMINARY NOTE


     The persons filing this Amendment No. 1 are (i) Tweedy, Browne Company LLC ("TBC"), a Delaware limited liability company, and (ii) TBK Partners, L.P. ("TBK"), a Delaware limited partnership. This Amendment No. 1 amends a Statement on Schedule 13D filed by TBC and TBK dated June 17, 1997.( the "Statement"). The filing of this Amendment No. 1 should not be deemed an admission that TBC and TBK comprise a group within the meaning of Section 13(d) (3) of the Securities and Exchange Act of 1934, as amended (the "Act").

     This Amendment No. 1 relates to the Common Stock, $.01 par value (the "Common Stock"), of Oil-Dri Corporation of America (the "Company"), which, to the best knowledge of the persons filing this Amendment No. 1, is a company organized under the laws of Delaware, with its principal executive offices at 410 North Michigan Avenue, Chicago, Illinois 60611.

     This Amendment No. 1 contains information regarding shares of Common Stock that may be deemed to be beneficially owned by TBC. Such shares are held in the accounts of various customers of TBC, with respect to which it has obtained sole or shared voting power.

     Other than as set forth below, to the best knowledge of TBC and TBK , there has been no material change in the information set forth in response to Items 1,2,3,4,6 and 7 of the Statement, as amended. Accordingly, those Items are omitted from this Amendment No. 1.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a) As of the date hereof, TBC may be deemed to be the beneficial owner of an aggregate of 474,245 shares of Common Stock, which constitutes approximately 8.67% of the 5,470,000 shares of Common Stock which TBC believes to be the total number of shares of Common Stock outstanding. The TBC Shares are held in the TBC Accounts.

     As of the date hereof, TBK may be deemed to be the beneficial owner of an aggregate of 14,655 shares of Common Stock, which constitutes approximately 0.27% of the 5,470,000 shares of Common Stock which TBK believes to be the total number of shares of Common Stock outstanding.

     Also included in the TBC Accounts are 185 shares of Common Stock held in a charitable foundation of which Christopher H. Browne is a trustee. Mr. Browne is a general partner in TBK and Vanderbilt.

     Each of TBC and TBK disclaims that it is the beneficial owner of any of the shares of Common Stock held in the TBC Accounts. The aggregate number of shares of Common Stock with respect to which TBC and TBK could be deemed to be the beneficial owner as of the date hereof, is 488,900 shares, which constitutes approximately 8.94% of the 5,470,000 shares of Common Stock, which the filing persons believe to be the total number of shares of Common Stock outstanding, but nothing contained herein shall be construed as an admission that TBC is the beneficial owner of any of the TBC Shares.

     The aggregate number of shares and percentage of Common Stock with respect to which each of the General Partners and Members may be deemed to be the beneficial owner by reason of his being a general partner of TBK, or a member of TBC, is 488,900 shares, which constitutes approximately 8.94% of the 5,470,000 shares of Common Stock outstanding. The aggregate number of shares and percentage of Common Stock with respect to which Thomas P. Knapp may be deemed to be a beneficial owner by reason of his being a general partner of TBK is 14,655 shares of Common Stock which constitutes 0.27% of the 5,470,000 shares of Common Stock outstanding. However, nothing contained herein shall be construed as an admission that any of the General Partners or Thomas P. Knapp is the beneficial owner of any shares of Common Stock, except as set forth herein as expressly and admittedly being beneficially owned by a particular General Partner or Thomas P. Knapp.

     Each of TBC and TBK disclaims beneficial ownership of Common Stock held by the other. Except as described herein, to the best knowledge of TBC and TBK , no person who may be deemed to comprise a group with any of TBC and TBK, or any other person named in Item 2 of the Statement, beneficially owns any shares of Common Stock.

     (b) TBC has investment discretion with respect to 474,245 shares of Common Stock held by the TBC Accounts and has sole power to dispose or direct the disposition of all of such shares. Of these shares of Common Stock, TBC has sole power to vote or to direct the voting of 470,012 shares of Common Stock held in certain TBC Accounts.

     Each of the Members of TBC, solely by reason of their positions as such, may be deemed to have (i) shared power to dispose of or to direct the disposition of all of the shares of Common Stock held in the TBC Accounts; and
(ii) shared power to vote or direct the vote of 470,012 shares of Common Stock held in certain TBC Accounts.

     TBK has the sole power to vote or direct the voting of and dispose or direct the disposition of the TBK Shares. Each of the General Partners and Thomas P. Knapp, solely by reason of their positions as general partners, may be deemed to have shared power to vote or direct the vote of and to dispose or direct the disposition of the TBK Shares.

     (c) No transactions in Common Stock were effected by TBK during the sixty-day period ended as of the date hereof. Transactions in Common Stock effected by TBC during the sixty-day period ended as of the date hereof are set forth below:

REPORTING                           NO. OF SHARES             NO. OF SHARES             PRICE
PERSON            DATE              PURCHASED                     SOLD                  PER SHARE

TBC Accounts      07/21/99                                    860                       $ 16 1/8
                  08/04/99                                    275                       $ 15.8068


     (d) To the best knowledge of TBC, each of the persons maintaining an account with TBC has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held in said person's TBC Account.

     To the best knowledge of TBK, no person other than TBK has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the TBK Shares, except that the General Partners and Thomas P. Knapp may be deemed to have such rights and powers solely by reason of being general partners in TBK.

     (e)  Not applicable.

                                    SIGNATURE


     Each of Tweedy, Browne Company LLC, and TBK Partners, L.P., after reasonable inquiry and to the best of its knowledge and belief, hereby certifies that the information set forth in this Amendment No. 1 is true, complete and correct.


                                            TWEEDY, BROWNE COMPANY LLC



                                            By /s/ Christopher H. Browne
                                              ----------------------------------
                                              Christopher H. Browne
                                              Member



                                            TBK PARTNERS, L.P.



                                            By /s/ Christopher H. Browne
                                              ----------------------------------
                                              Christopher H. Browne
                                              General Partner





Dated:   August 12, 1999